Exhibit 4.13

February 26, 2001

Mr. Morris Perlis
Morris Perlis & Associates Inc.
128 Arnold Avenue
Thornhill, Ontario
L4J 1B7

Dear Morris,

Re:    Consulting Arrangement

The purpose of this letter is to update the consulting arrangement between GTR Group, Inc. (“GTR”) and Morris Perlis & Associates, Inc. (the “Consultant”). Subject to the terms and conditions of this letter agreement, GTR and the Consultant agree as follows:

1.  Commencing on March 1, 2001 (the “Commencement Date”), the Consultant shall perform such services as may be requested from time to time by GTR (the “Services”). Initially, the Services shall include overseeing the operations of GTR’s wholly-owned subsidiary, Mad Catz, Inc., developing GTR’s relationships with U.S. institutions. The Consultant shall report to the Chairman of the Board of Directors. The Consultant aggress to provide the services of Mr. Morris Perlis, who shall devote three days per week to performing the Services hereunder or such other amount of time as mutually agreed to between GTR and the Consultant.

2.  The Services to be provided by the Consultant hereunder shall commence on the Commencement Date and shall continue until the Consultant is given three months prior written notice by the Chairman of the Board.

3.  GTR will pay a Consultant a fee of $50,000 per month (the “Fee”) plus GST during the Term hereof, such Fee to be paid monthly in arrears within 10 days of receipt by GTR of an invoice from the Consultant. In addition, the Consultant shall be supplied with a corporate credit card which he may use for reasonable business purposes.

4.  The Consultant is an independent contractor, and all persons employed or retained by the Consultant in connection herewith shall be its sole responsibility and not employees of GTR in any respect.

5.  In the performance of the Services hereunder, the Consultant and its employees shall use their best efforts and act in furtherance of the Company’s interest and shall comply with and observe all applicable laws, regulations and orders of any proper authority having jurisdiction over the Services. The Consultant shall notify GTR in writing promptly upon discovery of any failure to comply with this paragraph.

6.  The Consultant agrees to keep confidential any and all information or data which has been made available or is hereafter made available to the Consultant by GTR or its affiliates, as well as all information concerning the Services; and the Consultant agrees not to disclose the same to others without prior written approval of GTR. The Consultant agrees not to use information or data presented hereunder for any other purpose than to perform the Services hereunder.

7.  This letter agreement may not be assigned by the Consultant.

8.  All documents, agreements and other such pertinent papers prepared by the Consultant in pursuance of this letter agreement shall become the sole property of GTR and may be used by GTR without accounting therefor to the Consultant. The Consultant will assign to GTR or GTR’s nominee such invention, discovery, and improvement conceived during the course of the Services.

9.  Unless specifically agreed to in writing by GTR, the only employee of the Consultant entitled to perform Services hereunder shall be Morris Perlis.

10.  Any notice required or permitted to be given hereunder shall be in writing and shall be sufficiently given if hand delivered or if mailed by prepaid registered mail or sent by telecopier, in each case addressed to the other party at the following addresses or to such other addresses as the parties may advise each other from time to time in writing.

(a)  if to GTR at:

8 Kenview Road
Brampton, Ontario
L6T 5E4

Attention: Chairman of the Board
Fax No.: (905) 799-4799

(b)  if to the Consultant:

128 Arnold Avenue
Thornhill, Ontario
L4J 1B7

Attention: Morris Perlis
Fax No.: (905) 731-0369

Any notice shall be deemed to have been received by the parties (a) if hand delivered or sent by telecopier, on the date of delivery or sending, (b) if mailed on the fourth business day following the date of the mailing, provided that in the event of disruption of the postal system for any reason whatsoever that notice shall only be sufficiently delivered by hand or by telecopier.

11.  This letter agreement represents the entire understanding and agreement concerning the services. Each of the parties shall from time to time and, at all times, do all further acts and execute and deliver all such further documents and assurances, as may be reasonably required, in order to fully perform and carry out the terms of this letter agreement. This letter agreement shall be construed in accordance with the law of the Province of Ontario.

If the above is acceptable to you, please signify your acceptance by signing this letter agreement where indicated below an returning a fully signed copy to us.

Yours very truly,

GTR GROUP, INC.

/s/ PATRICK BRIGHAM

Per:	Patrick Brigham
Chairman of the Board

The foregoing is agreed to as of the 26 day of February, 2001.

MORRIS PERLIS & ASSOCIATES INC.

/s/ MORRIS PERLIS

Per:	Morris Perlis

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